            Exhibit 99.1

FOR IMMEDIATE RELEASE

For More Information Contact:

MEDIA CONTACTS:
Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300	Biogen Idec Amy Brockelman Ph: 617 914 6524
INVESTOR CONTACTS:
Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526	Biogen Idec Eric Hoffman Ph: 617 679 2812

ELAN AND BIOGEN IDEC SUBMIT SUPPLEMENTAL BIOLOGICS LICENSE
APPLICATION TO THE FDA FOR THE APPROVAL OF TYSABRI® AS A
TREATMENT FOR CROHN'S DISEASE

Dublin, Ireland and Cambridge, MA - December 15, 2006-Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today the submission of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) seeking approval to market TYSABRI® (natalizumab) in the U.S. as a treatment for patients with moderately to severely active Crohn's disease (CD).

The filing is based on the results of three randomized, double-blind, placebo-controlled, multi-center trials of TYSABRI assessing the safety and efficacy as both an induction and maintenance therapy - ENCORE (Efficacy of Natalizumab in Crohn’s Disease Response and Remission), ENACT-1 (Efficacy of Natalizumab as Active Crohn’s Therapy) and ENACT-2 (Evaluation of Natalizumab As Continuous Therapy). The filing also includes proposed labeling and a risk management plan, both of which are similar to those approved for the multiple sclerosis indication.

About TYSABRI

In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS.

Serious adverse events that occurred in MS patients treated with TYSABRI included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the rate of other serious and non-serious adverse events, including the overall rate of infections, was balanced between treatment groups. Herpes infections were slightly more common in MS patients treated with TYSABRI. The most common adverse reactions (incidence ≥ 10%) in MS patients were headache, fatigue, arthralgia, urinary infection, lower respiratory tract infection, gastroenteritis, vaginitis, depression, pain in extremity, abdominal discomfort, diarrhea, and rash.

Serious adverse events that occurred in CD patients receiving TYSABRI included intestinal obstruction, hypersensitivity reactions, abscesses, gastroenteritis, intestinal adhesions and gallstones. In CD trials, the rate of infections was slightly higher in patients treated with TYSABRI than those receiving placebo. However, the incidence of serious infections was comparable between groups. Serious opportunistic and other atypical infections have been uncommonly observed in patients treated with TYSABRI, more so in CD patients than those suffering from MS. Some of these patients were receiving concurrent immunosuppressants. One of the 3 previously reported cases of PML was seen in a CD patient. The most common adverse reactions (incidence ≥ 10%) in CD patients were headache, upper respiratory tract infection, nausea, and fatigue.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Crohn’s Disease

Crohn’s disease is a serious autoimmune disease with no known medical or surgical cure. It is a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women.

The disease usually causes diarrhea, crampy abdominal pain, fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children.

Approximately one million people worldwide have Crohn's disease, can progress to be severely debilitating and have a significant impact on quality of life.

Source: Crohn’s and Colitis Foundation (CCFA)

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Biogen Idec

Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies' current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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